Filed by OpenPayd Global Holdings Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Titan Acquisition Corp

Commission File No.: 001-42590

On June 1, 2026, OpenPayd Global Holdings Limited (“OpenPayd”) announced its proposed business combination with Titan Acquisition Corp (“Titan”), which is expected to result in OpenPayd becoming a publicly traded company listed on the Nasdaq Stock Exchange. The following is an interview with Iana Dimitrova, CEO of OpenPayd, posted by Mergermarket on October 28, 2026, in which the proposed business combination between Titan and OpenPayd was discussed.

OpenPayd explores M&A as USD 1.145bn SPAC deal nears completion

28 Oct 2026 | 10:33 PDT | United Kingdom | Finance-Miscellaneous | Proprietary

by Troy Hooper

●	Plans to target money transmitter licenses, payment infrastructure assets
●	SPAC merger with Titan Acquisition remains on track to close later this quarter
●	Driving growth via cross-selling and stablecoin-based cross-border payments

OpenPayd is exploring acquisitions to accelerate entry into new markets and expand its payments infrastructure as the profitable fintech prepares to go public through a USD 1.145bn SPAC merger, CEO Iana Dimitrova said,

Acquisition targets in the US, Asia and Middle East could provide regulatory licenses, product capabilities, or connectivity to domestic payment networks, Dimitrova said last week on the sidelines of Money 20/20 in Las Vegas. It is weighing the benefits of M&A against obtaining licenses and building operations organically, she added.

“Anything that gives us an advantage and accelerates our time to market, particularly when it comes to infrastructure and connectivity to local payment rails, is something that we are open to consider,” she said.

London-based OpenPayd announced its merger with New York-based Titan Acquisition in June in a transaction valuing the payments infrastructure provider at USD 1.145bn. The deal is expected to close this quarter, subject to regulatory and shareholder approvals.

The US Securities and Exchange Commission has nearly finished reviewing its registration statement, Dimitrova said. OpenPayd expects to address the remaining comments before proceeding with the shareholder vote and listing process. The registration statement has not yet been declared effective.

OpenPayd was approached by Titan about a year before signing the transaction on 1 June, Dimitrova said. The company also received interest from other SPAC sponsors, strategic acquirers, and financial investors, she added.

This news service reported that OpenPayd was working with Lazard on funding options in November 2025 and had been exploring M&A opportunities since 2024.

The merger with Titan provides access to capital at a scale that would be more difficult to achieve in the private markets, while also providing a Nasdaq listing and enhancing corporate governance and financial reporting, Dimitrova said.

Founder Dr. Ozan Özerk remains OpenPayd’s majority shareholder. Dimitrova declined to comment on the company’s post-merger ownership structure, but said the proposed board will comprise seven directors, a majority of whom will be independent.

M&A to support geographic expansion

OpenPayd completed an acquisition of MSB USA in September for undisclosed terms, securing 43 state money-transmitter licenses and accelerating its entry into the US market.

The company has customers waiting for the launch of its US operations, Dimitrova noted.

OpenPayd also plans expansion in Asia and the Middle East, where it is seeing demand from existing customers.

The MSB USA acquisition was completed in-house without an investment bank, Dimitrova said.

She declined to disclose target deal sizes or discuss the company’s acquisition financing strategy.

Cantor Fitzgerald and Winston Taylor are advising Titan on the SPAC transaction and related financing. Anne Martina Group and A&O Shearman are advising OpenPayd.

Growth strategy rests on three pillars

OpenPayd generates more than USD 100m in annualized revenue and processes more than USD 320bn in annualized payment volume, Dimitrova said. The company serves more than 1,300 institutional customers and has been profitable since July 2023 and has no debt.

Rather than using SPAC proceeds to extend its runway, the CEO said OpenPayd plans to deploy capital on growth initiatives.

Its medium-term growth strategy rests on three pillars: increasing revenue from existing customers through additional products, geographic expansion, and scaling stablecoin-based cross-border payments.

Stablecoin payment processing, which was effectively nonexistent a year ago, now accounts for 10%-15% of revenue, Dimitrova said. The company expects the segment to grow faster than its traditional payments business over the next 12 months.

The opportunity lies in reducing the time and cost associated with cross-border payments she said. While transfers routed through correspondent banking networks can take days, stablecoin-based transactions can potentially settle within seconds while offering greater visibility and traceability.

However, OpenPayd’s longer-term strategy is not dependent on any single payment rail, Dimitrova said.

“Businesses don’t care how a money movement instruction is ultimately executed,” she said. “What matters is our ability to orchestrate payments dynamically and in real time, selecting the most efficient channel for each transaction.”

OpenPayd aims to bridge traditional financial infrastructure and blockchain-based networks, allowing customers to move between the two without managing the underlying complexity themselves, she added.

Competitive landscape

OpenPayd sees few listed companies offering the same combination of payments infrastructure and digital asset connectivity, Dimitrova said.

She cited Mastercard’s USD 1.8bn acquisition of BVNK earlier this year and Stripe’s USD 1bn acquisition of Bridge in 2025 as examples of growing interest in stablecoin payments and blockchain-based financial infrastructure.

OpenPayd differentiates itself through the breadth of its infrastructure offering, including collections, disbursements, and connectivity across multiple payment networks, she said.

The company expects growing institutional adoption of stablecoins and blockchain-based payments to support demand for its services. Its objective is to become a global financial infrastructure provider capable of routing transactions across traditional and digital payment rails.

by Troy Hooper

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor.

You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the Securities and Exchange Commission (the “SEC”) and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan or OpenPayd. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of this communication.

There may be additional risks that Titan and OpenPayd do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed transaction. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 has been filed with the SEC, which includes a proxy statement of Titan and a prospectus of OpenPayd, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston Taylor LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in the Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.